Ex 99L

Principal Financial Group	Principal Life Insurance Company
February 5, 2008

RE:	PRINCIPAL LIFE INSURANCE COMPANY PRINCIPAL EXECUTIVE VARIABLE UNIVERSAL LIFE II INSURANCE POLICY
Dear Sir or Madam:
In my capacity as Second Vice President of Principal Life Insurance Company (“Principal Life”), I have provided actuarial advice concerning and participated in the design of Principal Life’s Executive Variable Universal Life II Insurance Policy (the “Policy”). I also provided actuarial advice concerning the preparation of a registration statement on Form N-6 for filing with the Securities and Exchange Commission under the Securities Act of 1933 in connection with the Policy. In my opinion,
(1) the illustrations of cash surrender value, cash values, death benefits, and/or any other values illustrated are consistent with the provisions of the Policy and the Depositor’s administrative procedures;
(2) the Policy has not been designed, and the assumptions for the illustrations (including gender, age, rating classification, and premium amount and payment schedule) have not been selected, so as to make the relationship between premiums and benefits, as shown in the illustrations, materially more favorable than for any other prospective purchases with different assumptions; and
(3) the assumptions for the illustrations, including the assumed current charge levels, rating classification, premium amounts and age, are reasonable and appropriate for the markets in which the Policy is sold.
I hereby consent to the use of this opinion as an exhibit to the registration statement and to the reference to my name under the heading “Experts” in the prospectus.
Respectfully,
/s/ A. Micheal McMahon
A. Micheal McMahon
Second Vice President
Phone: (515) 247-5929
Fax: (515) 362-0056
Mailing Address: Des Moines, Iowa USA 50392-0001